December 23, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account I ("Registrant") File Nos. 333-228801 and 811-08664

Commissioners:

This filing is Amendment No. 755 under the Investment Company Act of 1940 and Post-Effective Amendment No. 8 under the Securities Act of 1933 (“the “Amendment”), and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the following changes:

•Revisions intended to accommodate the use of Rate Sheet Prospectus Supplements to disclose current rates for:
◦Current annual charges for all add-on benefits;
◦Starting GAWA percentages and Deferral Credit percentages for the LifeGuard Freedom Accelerator Guaranteed Minimum Withdrawal Benefits (“GMWBs”); and
◦The Roll-up percentage for the Roll-up Guaranteed Minimum Death Benefit and the Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (“GMDBs”);

•Revisions intended to comply with the new Form N-4 requirements and Rule 498A Summary Prospectus Rule, including a draft form of Initial Summary Prospectus.

In connection with the revisions associated with the proposed use of Rate Sheet Prospectus Supplements for current annual add-on benefit charges and the additional values associated with those benefits, the following specific revisions have been made:

•References to current annual charges for the add-on benefits have been removed from the fees and expenses tables and associated add-on benefit charge sections;
◦The references to current annual charges have been replaced with disclosure identifying that current charges can be found in a Rate Sheet Prospectus Supplement and how to obtain the most current annual charges for the add-on benefits;

•All starting Guaranteed Annual Withdrawal Amount (“GAWA”) percentage and Deferral Credit percentage tables have been removed from the LifeGuard Freedom Accelerator (Single) and (Joint) GMWBs;
◦Disclosure has been added to explain that current starting GAWA percentages and Deferral Credit percentages can be found in a Rate Sheet Prospectus Supplement and how to obtain the most current starting GAWA percentages and Deferral Credit percentages for the GMWBs;

•References to the 5% Roll-up percentage (also referred to as the interest rate) have been removed from the Roll-up and Combination Roll-up and Highest Quarterly Anniversary Value GMDBs;

◦Disclosure has been added to explain that current Roll-up percentages can be found in a Rate Sheet Prospectus Supplement and how to obtain the most current Roll-up percentages for the GMDBs;

•Disclosure has been added throughout the prospectus indicating that current annual charges for the add-on benefits, starting GAWA percentages and Deferral Credit percentages for the LifeGuard Freedom Accelerator (Single) and (Joint) GMWBs, and Roll-up percentages for the Roll-up GMDB and Combination Roll-up and Highest Quarterly Anniversary Value GMDB can be found in a Rate Sheet Prospectus Supplement.

•The Appendices previously named “Historical GMWB Charges” and “Historical GAWA Percentages” have been renamed “Historical Add-On Benefit Charges” and “Historical GAWA and Deferral Credit Percentages”, respectively.

In addition, a new proposed Rate Sheet Prospectus Supplement has been included in this amendment filing to facilitate review by the Staff. And, as required by the new Form N-4 requirements, a proposed form of Initial Summary Prospectus has been included as an exhibit to the Amendment filing.

Please note that several other currently registered annuity contracts will contain the above-described changes. Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Perspective II prospectus, Statement of Additional Information, Rate Sheet Prospectus Supplement, and Initial Summary Prospectus contained in this filing, as well as a marked copy of the Perspective II prospectus and Statement of Additional Information.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Legal Product Development